UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 10 November 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 10 November 2026

Exhibit 99.1
Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 02 November 2026 up to and including 06 November 2026 it repurchased a total of (i) 476,311 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 767,173 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-11-02	200,000	GBP 8.0403	GBP 8.1960	GBP 7.8080	XLON
2026-11-02	225,000	USD 10.8758	USD 11.0100	USD 10.5600	NASDAQ
2026-11-03	193,171	GBP 8.0455	GBP 8.0980	GBP 7.9880	XLON
2026-11-03	99,529	USD 10.8044	USD 10.8700	USD 10.7300	NASDAQ
2026-11-04	108,632	GBP 8.3690	GBP 8.5000	GBP 8.1860	XLON
2026-11-04	1,782	USD 11.2524	USD 11.2800	USD 11.2100	NASDAQ
2026-11-05	99,235	GBP 8.3339	GBP 8.5100	GBP 8.1220	XLON
2026-11-05	50,000	USD 11.1125	USD 11.4350	USD 10.9600	NASDAQ
2026-11-06	166,135	GBP 8.2553	GBP 8.3800	GBP 8.1080	XLON
2026-11-06	100,000	USD 11.1393	USD 11.2500	USD 10.9600	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/5193C_1-2026-11-10.pdf

Enquiries

Investor Relations: owners@wise.com

Communications: press@wise.com

Brunswick Group: Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 10 November, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer